

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 24, 2009

<u>Via Mail and Fax</u>

Brian Kitts
Chief Executive Officer, President and Chief Financial Officer
Brisam Corporation
500 N. Rainbow Blvd., Suite 300
Las Vegas, NV 89107

> **RE:** **Brisam Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 033-55254-39**

Dear Mr. Kitts:

      We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                  Sincerely,

                  Lyn Shenk
                  Branch Chief